Exhibit 99.1

Yatsen Announces First Quarter 2025 Financial Results and Provides Updates on Share Repurchase Program

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 16, 2025

GUANGZHOU, China, May 16, 2025 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the first quarter ended March 31, 2025 and provided updates on share repurchase program.

First Quarter 2025 Highlights

•
Total net revenues for the first quarter of 2025 increased by 7.8% to RMB833.5 million (US$114.9 million) from RMB773.4 million for the prior year period.

•
Total net revenues from Skincare Brands1 for the first quarter of 2025 increased by 47.7% to RMB362.4 million (US$49.9 million) from RMB245.3 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the first quarter of 2025 were 43.5%, as compared with 31.7% for the prior year period.

•
Gross margin for the first quarter of 2025 increased to 79.1% from 77.7% for the prior year period.
•
Net loss for the first quarter of 2025 narrowed by 95.5% to RMB5.6 million (US$0.8 million) from RMB124.9 million for the prior year period. Non-GAAP net income2 for the first quarter of 2025 was RMB7.1 million (US1.0 million), as compared with non-GAAP net loss of RMB83.8 million for the prior year period.

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of the Company.

2 Non-GAAP net income (loss) is a non-GAAP financial measure. Non-GAAP net income (loss) is defined as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “We began 2025 with results in line with our guidance. Despite ongoing softness in the beauty market, we delivered a 7.8% year-over-year increase in total net revenues. Notably, net revenues from our skincare brands grew by 47.7% year over year, with the combined net revenues of our three major skincare brands, Galénic, DR.WU and Eve Lom, growing by 58.0%. This solid performance reflects our continued focus on new product development, R&D and brand building. We remain confident in our ability to execute our strategic transformation plan aimed at sustainable growth, and we look forward to the opportunities that lie ahead for the remainder of the year.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “We are pleased to report meaningful improvements in both net revenues and loss position for the first quarter of 2025. Total net revenues grew by 7.8% year over year, and gross margin increased to 79.1%, up from 77.7% for the prior year period. While we recorded a net loss of RMB5.6 million, significantly narrowed from RMB124.9 million a year ago, we achieved non-GAAP net income of RMB7.1 million, as compared with non-GAAP net loss of RMB83.8 million for the same period last year.

With cash and short-term investments of RMB1.28 billion, we have sufficient resources to advance our strategic plan going forward.”

First Quarter 2025 Financial Results

Net Revenues

Total net revenues for the first quarter of 2025 increased by 7.8% to RMB833.5 million (US$114.9 million) from RMB773.4 million for the prior year period. The increase was primarily due to a 47.7% year-over-year increase in net revenues from Skincare Brands, partially offset by a 9.9% year-over-year decrease in net revenues from Color Cosmetics Brands.3

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2025 increased by 9.7% to RMB659.1 million (US$90.8 million) from RMB600.9 million for the prior year period. Gross margin for the first quarter of 2025 increased to 79.1% from 77.7% for the prior year period. The increase was primarily driven by an increase in sales of higher-gross-margin products.

Operating Expenses

Total operating expenses for the first quarter of 2025 decreased by 8.6% to RMB693.2 million (US$95.5 million) from RMB758.7 million for the prior year period. As a percentage of total net revenues, total operating expenses for the first quarter of 2025 were 83.2%, as compared with 98.1% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the first quarter of 2025 were RMB51.8 million (US$7.1 million), as compared with RMB51.4 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2025 decreased to 6.2% from 6.7% for the prior year period. The decrease was primarily due to further improvements in logistics efficiency.

•
Selling and Marketing Expenses. Selling and marketing expenses for the first quarter of 2025 were RMB553.8 million (US$76.3 million), as compared with RMB539.2 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the first quarter of 2025 decreased to 66.4% from 69.7% for the prior year period. The decrease was primarily due to the Company’s more strategic marketing spending, combined with the selective closure of offline stores.
•
General and Administrative Expenses. General and administrative expenses for the first quarter of 2025 were RMB64.9 million (US$8.9 million), as compared with RMB140.1 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2025 decreased to 7.8% from 18.1% for the prior year period. The decrease was primarily attributable to lower share-based compensation expenses as a result of using the graded-vesting method over the vesting term of the Company’s awards and lower payroll expenses resulting from a reduction in general and administrative headcount.

•
Research and Development Expenses. Research and development expenses for the first quarter of 2025 were RMB22.6 million (US$3.1 million), as compared with RMB27.9 million for the prior year period. As a percentage of total net revenues, research and development expenses for the first quarter of 2025 decreased to 2.7% from 3.6% for the prior year period. The decrease was primarily due to lower lease expenses resulting from more favorable terms under a lease agreement renegotiated during the first quarter of 2025 and lower share-based compensation expenses.

Loss from Operations

Loss from operations for the first quarter of 2025 was RMB34.1 million (US$4.7 million), as compared with RMB157.7 million for the prior year period. Operating loss margin was 4.1%, as compared with 20.4% for the prior year period.

Non-GAAP loss from operations4 for the first quarter of 2025 was RMB14.9 million (US$2.0 million), as compared with non-GAAP loss from operations of RMB107.0 million for the prior year period. Non-GAAP operating loss margin5 was 1.8%, as compared with non-GAAP operating loss margin of 13.8% for the prior year period.

Net Loss/Income

Net loss for the first quarter of 2025 was RMB5.6 million (US$0.8 million), as compared with RMB124.9 million for the prior year period. Net loss margin was 0.7%, as compared with 16.1% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the first quarter of 2025 was RMB0.06 (US$0.01), as compared with RMB1.16 for the prior year period.

Non-GAAP net income for the first quarter of 2025 was RMB7.1 million (US$1.0 million), as compared with non-GAAP net loss of RMB83.8 million for the prior year period. Non-GAAP net income margin was 0.9%, as compared with non-GAAP net loss margin of 10.8% for the prior year period. Non-GAAP net income attributable to Yatsen’s ordinary shareholders per diluted ADS7 for the first quarter of 2025 was RMB0.07 (US$0.01), as compared with non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.78 for the prior year period.

4 Non-GAAP loss from operations is a non-GAAP financial measure. Non-GAAP loss from operations is defined as loss from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill.

5 Non-GAAP operating loss margin is a non-GAAP financial measure, which is defined as non-GAAP net loss from operations as a percentage of total net revenues.

6 ADS refers to American depositary shares, each of which represents twenty Class A ordinary shares.

7 Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net income (loss) attributable to ordinary shareholders is defined as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests.

Balance Sheet and Cash Flow

As of March 31, 2025, the Company had cash and short-term investments of RMB1.28 billion (US$176.4 million), as compared with RMB1.36 billion as of December 31, 2024.

Net cash generated from operating activities for the first quarter of 2025 was RMB23.8 million (US$3.3 million), as compared with net cash used in operating activities of RMB121.8 million for the prior year period.

Business Outlook

For the second quarter of 2025, the Company expects its total net revenues to be between RMB810.4 million and RMB889.9 million, representing a year-over-year increase of approximately 2% to 12%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Updates on Share Repurchase Program

As previously announced in November 2021, August 2022 and November 2023, the Company established and subsequently modified a share repurchase program under which the Company may repurchase up to US$200.0 million worth of its ordinary shares (including in the form of ADSs) through November 19, 2025 (the “Existing Share Repurchase Program”). From the launch of the Existing Share Repurchase Program on November 17, 2021 through May 15, 2025, the Company in aggregate purchased approximately 39.8 million ADSs for a total consideration of approximately US$199.9 million (inclusive of broker commissions) under the Existing Share Repurchase Program.

On May 16, 2025, the Company’s board of directors approved a new share repurchase program (the “2025 Share Repurchase Program”), under which the Company may repurchase up to US$30.0 million worth of its ordinary shares (including in the form of ADSs) over the following 24 months commencing on May 16, 2025. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with all applicable rules and regulations. The Company’s board of directors will review the 2025 Share Repurchase Program periodically, and may authorize adjustments to its terms and size. The Company expects to fund the repurchases with its existing cash balance.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.2567 to US$1.00, the exchange rate in effect as of March 31, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Friday, May 16, 2025, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter of 2025.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992

The replay will be accessible through Friday, May 23, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	1147723

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business), Eve Lom and EANTiM. The Company’s flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP operating income (loss) margin, non-GAAP net income (loss), non-GAAP net income (loss) margin, non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP operating income (loss) margin is non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) margin is non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	March 31,	March 31,
	2024	2025	2025
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	817,395	669,776	92,298
Short-term investments	539,130	610,147	84,081
Accounts receivable, net	214,558	199,892	27,546
Inventories, net	386,054	383,352	52,827
Prepayments and other current assets	381,404	374,849	51,656
Amounts due from related parties	9,113	2,553	352
Total current assets	2,347,654	2,240,569	308,760
Non-current assets
Investments	664,579	668,081	92,064
Property and equipment, net	74,373	69,695	9,604
Goodwill, net	155,029	155,029	21,364
Intangible assets, net	559,708	562,240	77,479
Deferred tax assets	1,381	1,417	195
Right-of-use assets, net	147,501	159,422	21,969
Other non-current assets	20,642	20,954	2,888
Total non-current assets	1,623,213	1,636,838	225,563
Total assets	3,970,867	3,877,407	534,323
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts payable	72,090	74,680	10,291
Advances from customers	19,574	20,698	2,852
Accrued expenses and other liabilities	460,143	344,559	47,481
Amounts due to related parties	28,884	30,037	4,139
Income tax payables	20,088	16,985	2,341
Lease liabilities due within one year	39,409	39,348	5,422
Total current liabilities	640,188	526,307	72,526
Non-current liabilities
Deferred tax liabilities	103,306	105,067	14,479
Deferred income-non current	14,832	10,771	1,484
Lease liabilities	109,526	120,511	16,607
Total non-current liabilities	227,664	236,349	32,570
Total liabilities	867,852	762,656	105,096
Redeemable non-controlling interests	50,984	50,754	6,994
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2024 and March 31, 2025; 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of December 31, 2024 and March 31, 2025; 1,234,627,468 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2024, 1,243,811,168 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of March 31, 2025)

	173	173	24
Treasury shares	(1,276,330)	(1,265,174)	(174,346)
Additional paid-in capital	12,273,767	12,272,908	1,691,252
Statutory reserve	28,147	28,147	3,879
Accumulated deficit	(8,057,297)	(8,062,600)	(1,111,056)
Accumulated other comprehensive income	86,866	93,907	12,944
Total Yatsen Holding Limited shareholders' equity	3,055,326	3,067,361	422,697
Non-controlling interests	(3,295)	(3,364)	(464)
Total shareholders' equity	3,052,031	3,063,997	422,233
Total liabilities, redeemable non-controlling interests and shareholders' equity	3,970,867	3,877,407	534,323

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2024	2025	2025
	RMB'000	RMB'000	USD'000
Total net revenues	773,355	833,533	114,864
Total cost of revenues	(172,407)	(174,406)	(24,034)
Gross profit	600,948	659,127	90,830
Operating expenses:
Fulfilment expenses	(51,448)	(51,843)	(7,144)
Selling and marketing expenses	(539,193)	(553,815)	(76,318)
General and administrative expenses	(140,099)	(64,883)	(8,941)
Research and development expenses	(27,926)	(22,637)	(3,119)
Total operating expenses	(758,666)	(693,178)	(95,522)
Loss from operations	(157,718)	(34,051)	(4,692)
Financial income	28,612	10,606	1,462
Foreign currency exchange (loss) gain	(7,633)	10,664	1,470
Income from equity method investments, net	3,276	2,505	345
Other income, net	6,305	4,242	585
Loss before income tax expenses	(127,158)	(6,034)	(830)
Income tax benefits	2,291	433	60
Net loss	(124,867)	(5,601)	(770)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	268	298	41
Net loss attributable to Yatsen's shareholders	(124,599)	(5,303)	(729)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,141,156,030	1,837,466,068	1,837,466,068
Diluted	2,141,156,030	1,837,466,068	1,837,466,068
Net loss per Class A and Class B ordinary share
Basic	(0.06)	(0.00)	(0.00)
Diluted	(0.06)	(0.00)	(0.00)
Net loss per ADS (20 ordinary shares equal to 1 ADS) (2)
Basic	(1.16)	(0.06)	(0.01)
Diluted	(1.16)	(0.06)	(0.01)

	For the Three Months Ended March 31,
	2024	2025	2025
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	76	98	14
Selling and marketing expenses	2,656	757	104
General and administrative expenses	31,627	7,731	1,065
Research and development expenses	1,318	40	6
Total	35,677	8,626	1,189

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

(2) Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The historical and present income (loss) per ADS have been adjusted retroactively for all periods presented to reflect this change.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2024	2025	2025
	RMB'000	RMB'000	USD'000
Loss from operations	(157,718)	(34,051)	(4,692)
Share-based compensation expenses	35,677	8,626	1,189
Amortization of intangible assets resulting from assets and business acquisitions	15,056	10,561	1,455
Non-GAAP loss from operations	(106,985)	(14,864)	(2,048)
Net loss	(124,867)	(5,601)	(770)
Share-based compensation expenses	35,677	8,626	1,189
Amortization of intangible assets resulting from assets and business acquisitions	15,056	10,561	1,455
Revaluation of investments on the share of equity method investments	(7,039)	(6,010)	(828)
Tax effects on non-GAAP adjustments	(2,620)	(433)	(60)
Non-GAAP net (loss) income	(83,793)	7,143	986
Net loss attributable to Yatsen's shareholders	(124,599)	(5,303)	(729)
Share-based compensation expenses	35,677	8,626	1,189
Amortization of intangible assets resulting from assets and business acquisitions	14,782	10,179	1,403
Revaluation of investments on the share of equity method investments	(7,039)	(6,010)	(828)
Tax effects on non-GAAP adjustments	(2,620)	(405)	(56)
Non-GAAP net (loss) income attributable to Yatsen's shareholders	(83,799)	7,087	979
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,141,156,030	1,837,466,068	1,837,466,068
Diluted	2,141,156,030	1,953,491,427	1,953,491,427
Non-GAAP net loss attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.04)	0.00	0.00
Diluted	(0.04)	0.00	0.00
Non-GAAP net loss attributable to ordinary shareholders per ADS (20 ordinary shares equal to 1 ADS) (1)
Basic	(0.78)	0.08	0.01
Diluted	(0.78)	0.07	0.01

(1) Effective from March 18, 2024, the Company changed its ADS to Class A Ordinary Share ratio from one ADS representing four ordinary shares to one ADS representing twenty ordinary shares. The historical and present income (loss) per ADS have been adjusted retroactively for all periods presented to reflect this change.